SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

NIRE 53300000859

MINUTES OF THE ONE HUNDREDSEVENTY ONE EXTRAORDINARY GENERAL MEETING HELD ON JULY 30, 2018

1.  DATE, TIME AND VENUE: Held on July 30, 2018, at 02 p.m., at the Company’s head office, located at Setor Comercial Norte – SCN, Quadra 6, Conjunto A, Bloco A, 6th floor, parte –Venâncio Building 3000, Asa Norte, Brasília, DF, 70716-900.

2. CALL: The call notice was published, under the terms of Article 124 of Law 6,404/1976, dated December 15, 1976 (“Corporations Act”), on the Federal Government’s Official Gazette, on the newspapers O Globo, Correio Braziliense and Valor Econômico, on 06.28.2018, 06.29.2018 and 07.02.2018.

3. PUBLICATIONS AND DISCLOSURES: In addition to the provisions in Item 2 above, the call notice and the Management Proposal were also published and disclosed at the Company’s website (www.eletrobras.com/ri/assembleiasacionistas) and at that of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

4. ATTENDEES: Shareholders representing 1,082,566,805 common and preferred shares, which account for 80.03% (eighty point zero three percent ) of the Company’s voting capital attended the meeting, such amount considering those physically present or those who were represented, under the terms of the applicable laws, in accordance with the signatures written on sheet 81 of the Shareholders’ Attendance Book No. 04, including that of the Federal Government’s representative, Mr. Luiz Frederico De Bessa Fleury, appointed by Ordinance/PGFN (Attorney General of the National Treasury) No. 128, dated March 12, 2018, published on DOU dated March 14, 2018, and those who remotely submitted a valid Distance Voting Ballot. The said quorum to open the meeting fulfills the minimum of 1/4 (one fourth) of the capital with voting right, as provided for in Article 125 of Law 6,404/1976, to deliberate on the agenda. For the purposes of clarification and board’s aid, the following also attended the meeting: Maurício de Carvalho Mazzini, Legal Superintendent; Rafael Gusmão Rodrigues de Andrade, Legal Consulting Manager; André de Avellar Torres, Manager of Legal Controller and Strategic Cases Office; and Francisco de Assis Duarte de Lima, acting Superintendent of the Market Relations and Compulsory Loan Department; as well as the Corporate Governance Manager, Ronaldo Barbosa. Márcio Leão Coelho, Eletrobras’ FiscalCouncil member also attended the meeting.

5. BOARD: ARMANDO CASADO DE ARAUJO, Chief Financial and Investor Relations Officer, under the terms of Article 17, Paragraph 8, of the Articles of Incorporation, chaired the meeting, in lieu of the President of Eletrobras, WILSON FERREIRA JUNIOR, according to the Resolution of the Executive Board of Eletrobras No. 499, dated July 16, 2018, and Mrs. CLÁUDIA LEITE TEIXEIRA CASIUCH, General Secretary of Eletrobras, was secretary at the meeting.

6. AGENDA: 1) Approving the rectification of Item 1 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing the date of the transfer of the control of Companhia de Eletricidade do Acre (hereinafter referred to as “Eletroacre”) to happen until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, as amended by CPPI Resolutions 28, 29 and 36, and in compliance with the MME Ordinance number 421/2016, as amended by MME Ordinance number 246/2018, provided, at the time the 171st Extraordinary General Meeting is held, until the auction date, on a cumulative basis: (i) that the Granting Authority has ensured that the funds required to operate, maintain and make investments connected to the provision of the public utility service by the respective distribution company are ensured by the tariff and/or by the Federal Government and/or Sectoral Funds, keeping the economic and financial balance over the entire appointment period, since August 5, 2016, without any disbursement of funds by Eletrobras; (ii) that the hypothesis provided for in Article 5, Item III, of Decree 9,192/2017 has been precluded; 2) Approving the rectification of Item 4 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, amending it so that the date of transfer of the control of Centrais Elétricas de Rondônia S.A. (hereinafter referred to as “Ceron”) happens until December 31, 2018, in compliance with CPPI Resolution number 20/2017, as amended by CPPI Resolutions 28, 29 and 36, and in compliance with MME Ordinance number 422/2016, as amended by MME Ordinance number 246/2018, provided, on the time the 171st Extraordinary General Meeting is held, until the date of the auction: (i) that the Granting Authority has ensured that the funds required to operate, maintain and make investments connected to the provision of the public utility service by the respective distribution company are ensured by the tariff and/or by the Federal Government and/or Sectoral Funds, keeping the economic and financial balance over the entire appointment period, since August 5, 2016, without any disbursement of funds by Eletrobras; (ii) that the hypothesis provided for in Article 5, Item III, of Decree 9,192/2017 has been precluded; 3) Approving the rectification of Item 7 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing the date of transfer of the control of Boa Vista Energia S.A. (hereinafter referred to as “Boa Vista Energia”) happens until December 31, 2018, in compliance with CPPI Resolution number 20/2017, as amended by CPPI Resolutions 28, 29 and 36, and in compliance with the MME Ordinance number 425/2016, amended by MME Ordinance number 246/2018, provided, at the time of the 171st Extraordinary General Meeting is held, until the date of the auction: (i) that the Granting Authority has ensured that the funds required to operate, maintain and make investments connected to the provision of the public utility service by the respective distribution company are ensured by the tariff and/or by the Federal Government and/or Sectoral Funds, keeping the economic and financial balance over the entire appointment period, since August 5, 2016, without any disbursement of funds by Eletrobras; (ii) that the hypothesis provided for in Article 5, Item III, of Decree 9,192/2017 has been precluded;  4) Approving the rectification of Item 10 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing the date of the transfer of control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as “Amazonas Energia”) happens until December 31, 2018, in compliance with CPPI 20/2017 Resolutions, amended by Resolutions 28, 29 and 36, in compliance with amended MME Ordinance 420/2016 amended by MME Ordinance 246/2018, provided, at the time that the 171st Extraordinary General Meeting is held, until the date of the auction: (i) that the Granting Authority has ensured that the funds required to operate, maintain and make investments connected to the provision of the public utility service by the respective distribution company are ensured by the tariff and/or by the Federal Government and/or Sectoral Funds, keeping the economic and financial balance over the entire appointment period, since August 5, 2016, without any disbursement of funds by Eletrobras; (ii) that the hypothesis provided for in Article 5, Item III, of Decree 9,192/2017 has been precluded, (iii) that the full reimbursement by CDE/CCC of the costs related to the gas supply agreement No. OC-1902/2006 and amendments, has been recognized under the law, normative act or by administrative or regulatory via, in order to guarantee it is not burdensome, according to Law No. 12,111 / 2009; 5) Approving the rectification of Item 13 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, amending it so that the date of transfer of the control of Companhia Energética do Piauí (hereinafter referred to as “Cepisa”) happens until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, as amended by CPPI Resolutions 28, 29 and 36, and in compliance with MME Ordinance No. 423/2016, amended by MME Ordinance number 246/2018, provided, at the time the 171st Extraordinary General Meeting is held, until the date of the auction, on a cumulative basis: (i) that the Granting Authority has ensured that the funds required to operate, maintain and make investments connected to the provision of the public utility service by the respective distribution company are ensured by the tariff and/or by the Federal Government and/or Sectoral Funds, keeping the economic and financial balance over the entire appointment period, since August 5, 2016, without any disbursement of funds by Eletrobras; (ii) that the hypothesis provided for in Article 5, Item III, of Decree 9,192/2017 has been precluded; 6) Approving the rectification of Item 15 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing the date of transfer of the control of Companhia Energética de Alagoas (hereinafter referred to as “Ceal”) happens until December 31, 2018, in compliance with CPPI Resolution number 20/2017, as amended by CPPI Resolutions 28, 29 and 36, and in compliance with MNE Ordinance No. 424/2016, as amended by MME Ordinance number 246/2018, provided that, at the time the 171st Extraordinary General Meeting is held, until the date of the auction: (i) that the Granting Authority has ensured that the funds required to operate, maintain and make investments connected to the provision of the public utility service by the respective distribution company are ensured by the tariff and/or by the Federal Government and/or Sectoral Funds, keeping the economic and financial balance over the entire appointment period, since August 5, 2016, without any disbursement of funds by Eletrobras; (ii) that the hypothesis provided for in Article 5, Item III, of Decree 9,192/2017 has been precluded; 7) Approving, if Items 1, 2, 3, 4, 5 or 6 are not deliberated or disapproved, or in case of failure to comply with any of the requirements listed in Items 1 to 6, the start of the dissolution and liquidation of the respective distribution company (object of the Items referred to); 8) Electing 01 (one) effective member to the Board of Directors of the Company, to meet the rest of the term of office of Mr. Esteves Pedro Colnago Júnior, former Director appointed by the Ministry of Planning, Development and Management, who waived the position; and 9) Electing 01 (one) acting member and his respective deputy for the Fiscal Council, under the terms of Article 50, I of the Company’s Articles of Incorporation.

7. CLARIFICATIONS OF THE BOARD’S CHAIRMAN: Before proceeding with the deliberations, the following clarifications were given by the Board’s Chairman:

7.1. The Company's managers, in compliance with their fiduciary duties, recommended the approval of Items 1 to 6 of this agenda, involving the extension of the term for the transfer of the controlling interest of Eletrobras Distribution Companies, provided, in the act of this meeting, on a cumulative basis (i) that the Granting Authority has ensured that the funds required to operate, maintain and make investments connected to the provision of the public utility service by the respective distribution company are ensured by the tariff and/or by the Federal Government and/or Sectoral Funds, keeping the economic and financial balance over the entire appointment period, since August 5, 2016, without any disbursement of funds by Eletrobras; (ii) that the hypothesis provided for in Article 5, Item III, of Decree 9,192/2017 has been precluded; (iii) exclusively for Amazonas Distribuidora de Energia S.A., which has been recognized by law, by administrative or regulatory via, the full reimbursement by CDE/CCC of the costs connected to the gas supply agreement No. OC-1902/2006 and amendments, in order to guarantee it is not burdensome, according to Law No. 12,111/2009.

7.2. In this context, it is confirmed to the Company’s shareholders that, although MME Ordinance No. 301 does not ensure neutrality for the entire appointment period, in interactions with the Ministry of Mines and Energy - MME, the latter expressed the understanding that such neutrality is ensured by Law 12,783. However, it should be made clear to the shareholders that the MME ordinances (388 and 301), as well as the Aneel Resolution 748, established requirements not foreseen in the law that ended up making it difficult for the distribution companies to receive the funds. MME, the Granting Authority, recognizes that the law ensures neutrality, but, in practice, the receipt of funds is hampered by the new criteria set out by the MME ordinances and the ANEEL Resolution. In this sense, the Eletrobras’ Management Proposal also asserts that the Company will seek, through administrative procedures and/or before court, the economic and financial neutrality of the entire appointment period, as set forth in Article 9, Paragraph One, jointly with Article 10, Item II of Law 12,783; (ii) that there was no levy, up to the moment, of the frustrated auction hypothesis established by Article 5, III of Decree 9,192/17, given that the CEPISA auction, held on July 26, 2018, owing to the winning bid of Equatorial, while the remaining will be performed only on August 30, 2018, except for CEAL, postponed without setting a date, by virtue of a court order of STF (Federal Supreme Court) in ACO 3,132/DF; (iii) that there is no guarantee of no burdensome nature for the gas supply agreement No. OC-1902/2006, given non-conversion into Law of the Draft Bill 10,332/2018, although already approved in the Chamber of Deputies, as well as the non-assignment of such agreement, from Amazonas Distribuidora de Energia S.A. to Amazonas Geração e Transmissão de Energia S.A., owing to the non-acceptance of Cigás until the present moment (still under negotiation).

8. DELIBERATIONS: Upon opening of the meeting, as with the reading of the documents and proposals being dispensed with, the attending shareholders approved that the minutes be drawn up pursuant to the summary of the facts, including dissents and protests, stating the transcription only of the deliberations made, as established in Paragraph One of Article 130 of Law 6,404/1976. In view of the foregoing, after examination and discussion of the business in the agenda, as provided for on the call notice, the shareholders deliberated on the following, under the terms of the voting map attached:

8.1. Acknowledging the approval by the attendees, in a block vote, of Items 1 to 6 of the agenda.

8.2. Approving, by majority vote, with 554,397,196 favorable votes, Items 1 to 6 of the agenda, except for requirement II in Items 1 to 6, and requirement III in Item 4 of the Call Notice, as voted by the Federal Government, to postpone the term of transfer of the controlling interest of the Distribution Companies Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A. - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia S.A. until December 31, 2018, provided that, until the transfer of the distribution company to the new controlling shareholder, all the necessary funds to operate, maintain and make investments connected to the public utilities services performed by the respective distribution company are ensured by tariff, Federal Government or by the Sectoral Funds, thus keeping the economic and financial balance of the Distribution Companies, without any disbursement of funds, by any means, by Eletrobras;

8.3. Acknowledging that Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações submitted their statement of vote on the matters on the agenda, according to the document attached to these minutes.

8.4. Acknowledging that shareholders BNDES and BNDESPAR, attending this Meeting, waived the right to vote on the agenda’s business concerning the privatization of the distribution companies, given that BNDES is under agency to perform the modeling of privatization of the distribution companies controlled by Eletrobras, and in abidance by the best practices of Corporate Governance, suggests that BNDES and BNDESPAR abstain from casting their vote on such business.

8.5. Acknowledging the impairment of Item 7 of the agenda, owing to the approval of Items 1 to 6 of the agenda, according to a point of order raised by the Board’s Chairman, and approved by the attending shareholders, on a unanimous basis.

8.6. Approving, by majority vote, with 960,552,327 favorable votes, 1,780,075 votes against and 120,234,403 abstentions, after analysis of the curriculum and other relevant statements, the election of the following active member to the Company’s Board of Directors by the controlling shareholder, pursuant to Article 32, II, of the Company’s Articles of Incorporation, to fulfill the remainder of Mr. Esteves Pedro Colnago Júnior, former director appointed by the Ministry of Planning, Development and Management, who waived the position, as follows:

8.6.1. WALTER BAÈRE DE ARAÚJO FILHO, Brazilian, married, lawyer, resident and domiciled at Rua Amazonas, casa 12, Via Planalto, Brasília, DF, 70800-000, ID card 119.543, issued by OAB/RJ and registered with CPF (Individual Taxpayers’ Registration) No. 055.860.817-50.

8.6.2. Acknowledging that the controlling shareholder, the Federal Government, stated that, since the person appointed to the Board of Directors may be holding public office in the Federal Public Administration, at the time of his election as a member of the Board of Directors, the Federal Government’s representative shall justify this act under the terms of Paragraph 1 of Article 3 of CVM Instruction No. 367, dated May 29, 2002, by virtue of the public interest.

8.7. Approving, by majority vote, with 962,200,827 favorable votes, 131,575 votes against and 120,234,403 abstentions, after analysis of the curriculum and other relevant statements, the election of the following acting members and their respective deputies for the Company’s Fiscal Council, under the terms of Article 50, I of the Company’s Articles of Incorporation.

8.7.1. EDUARDO COUTINHO GUERRA, Brazilian, married, bachelor of International Relations, domiciled at SMPW Quadra 17, conjunto 5, lote 1, casa B, Brasilia, DF, CEP 71741-705, ID Card No. 870,123, issued by SSP/DF, and registered with CPF under no. 276.000.681-68, elected for the position of acting Fiscal Director of Eletrobras, as representative of the National Treasury.

8.7.2. MÁRCIO LEÃO COELHO, Brazilian, married, lawyer and statistician, domiciled at SQSW 305, Bloco “J”, apt. 304, Sudoeste, Brasília, DF, CEP 70763-423, ID Card No. 797944, issued by SSP/DF, registered with CFP No. 398773881-20, elected for the position of deputy Fiscal Council member of Eletrobras, as representative of the National Treasury.

8.8. Acknowledging that Fundo de Investimento em Ações Dinâmica Energia, Banclass Fundo de Investimento em Ações, Squadra Master Long Biased FIA, Squadra Master Long Only FIA, Squadra Institutional FIA, Squadra Horizonte FIA, FPRV SQA Sanhaço FIA Previdenciário, Snapper Equity LLC and Grouper Equity LLC, attending this Meeting, abstained from voting on the matters connected to Items 8 and 9 of the agenda.

9. CLOSING: With no further business to be addressed, the Chairperson suspended the meeting while these minutes were written up, pursuant to the statements in the summary of facts. Upon reopening of the session, these minutes were read and, upon approval, signed by the attendees.

Brasília, July 30, 2018.

ARMANDO CASADO DE ARAÚJO

LUIZ FREDERICO DE BESSA FLEURY
Chief Executive Officer	Representative of the Federal Government

GEIDE DAIANA CONCEIÇÃO MARQUES

Representing BNDES; BNDESPAR

IAN DOS SANTOS O. MILHOMEN Representing: BRADESCO/CITIBANK, N.A. - DEPOSITARY RECEIPT SERVICES.

PAOLA CAMERO MOUSSATCHÉ

Representing:

SQUADRA MASTER LONG BIASED FIA; SQUADRA MASTER LONG ONLY FIA; SQUADRA INSTITUCIONAL FIA; SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM ACOES; FPRV SQA SANHACO FIA PREVIDENCIARIO; GROUPER EQUITY  LLC; SNAPPER EQUITY LLC.

RODRIGO DE MESQUITA PEREIRA

Representing:

FUNDO DE INVESTIMENTO DE AÇÕES DINAMICA ENERGIA; BANCLASS FUNDO DE INVESTIMENTO EM ACOES; PINEHURST PARTNERS, L.P.; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; FORSTA AP-FONDEN; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MINEWORKERS  PENSION SCHEME; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE  VAN S F; RBC EMERGING MARKETS DIVIDEND FUND; RBC FUNDS (LUX) - EMERGING MARKETS VALUE EQUITY FUND; RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF; NEW SOUTH WALES TREASURY CORPORATION AS TRUSTEE FOR THE ICNS; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST

SABRINA FREITAS VALLE Shareholder	ANNE EMILIA CONSUL WARTH Shareholder

DISTANCE VOTING PERSONS

BERNSTEIN DEL BUS TRUST, EMERG.MKTS SER.; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; AB FCP II - EMERGING MARKETS VALUE PORTFOLIO; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.; GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P.; IBM 401 (K) PLUS PLAN; IRISH LIFE ASSURANCE PLC; LELAND STANFORD JUNIOR UNIVERSITY; MANAGED PENSION FUNDS LIMITED; MARYLAND STATE RETIREMENT AND PENSION SYSTEM; NORGES BANK; OHIO POLICE AND FIRE PENSION FUND; ONTARIO TEACHERS PENSION PLAN BOARD; PRUDENTIAL TRUST COMPANY; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; RUSSEL EMERGING MARKETS EQUITY POOL; STATE OF IND PUBLIC EMPL RET FUND; STATE ST B AND T C INV F F T E RETIR PLANS; STICHTING PHILIPS PENSIOENFONDS; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; THE MONETARY AUTHORITY OF SINGAPORE; VANGUARD INVESTMENT SERIES PLC; STATE OF NEW JERSEY COMMON PENSION FUND D; BELL ATLANTIC MASTER TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; PANAGORA GROUP TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; SANFORD C.BERNSTEIN FUND, INC.; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; VKF INVESTMENTS LTD; GMAM GROUP PENSION TRUST II; WASHINGTON STATE INVESTMENT BOARD; WM POOL - GLOBAL EQUITIESTRUST N  6; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; NEW ZEALAND SUPERANNUATION FUND; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); WHEELS COMMON INVESTMENT FUND; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; INTERNATIONAL MONETARY FUND; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; UTAH STATE RETIREMENT SYSTEMS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; CHEVRON MASTER PENSION TRUST; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; CMLA INTERNATIONAL SHARE FUND; ALASKA PERMANENT FUND; CITY OF NEW YORK DEFERRED COMPENSATION PLAN; DUNHAM INTERNATIONAL STOCK FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; VICTORIAN FUNDS MAN C A T F V E M T; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; GMI INVESTMENT TRUST; ISHARES PUBLIC LIMITED COMPANY; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; PARAMETRIC EMERGING MARKETS FUND; GARD COMMON CONTRACTUAL FUND; CHEVRON UK PENSION PLAN; COMMONWEALTH BANK GROUP SUPER; ISHARES MSCI BRAZIL CAPPED ETF; TIFF MULTI-ASSET FUND; ISHARES II PUBLIC LIMITED COMPANY; CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P  LAT A EQ FD; SUNSUPER SUPERANNUATION FUND; GMO TRUST ON BEHALF O GMO TAX M I E FUND; GMAM INVESTMENT FUNDS TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; MERCER OSS TRUST; THE TEXAS EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES; GOVERNMENT OF SINGAPORE; FUTURE FUND BOARD OF GUARDIANS; NTGI-QM COMMON DAILY EMERGING MARKETS EIF - LENDING; STICHTING BEDRIJFSPENS ZORGVERZEKERAARS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; NORTHERN TRUST INVESTIMENT FUNDS PLC; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; STICHTING PENSIOENFONDS UWV; LEGAL  GENERAL INTERNATIONAL INDEX

TRUST; ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; AMERICAN HEART ASSOCIATION, INC.; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB DAIWA LA EQUITY FD; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; CITY OF EDMONTON EQUITY UNIT TRUST; PICTET GLOBAL SELECTION FUND - G G M FUND; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; BELLSOUTH CORPORATION RFA VEBA TRUST; WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST; ARROWSTREET MULTI-STRATEGY UMBRELLA PLC - ARROWSTREET EMFIII; XEROX CORPORATION RETIREMENT  SAVINGS PLAN; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS ETF; THE MASTER T B J, LTD AS T OF DAIWA BRAZIL STOCK OPEN-RIO WI; TRUST  CUSTODY SERVICES BANK, LTD.RE: BRAZIL INFRASTRUCTURE; BNY MELLON TR  DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK); POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; UPS GROUP TRUST; COMMONWEALTH EMERGING MARKETS FUND 6; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL INFRA; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; LEGAL  GENERAL GLOBAL EMERGING MARKETS INDEX FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; CANADIAN CHRISTIAN SCHOOL PENSION TRUST FUND; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; BERESFORD FUNDS PUBLIC LIMITED COMPANY; GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC; SSGA SPDR ETFS EUROPE I PLC; EUROPEAN CENTRAL BANK; ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI ETF; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; RUSSELL EMERGING MARKETS EQUITY FUND; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND; ISHARES MSCI BRAZIL UCITS ETF USD (ACC); MERCER QIF FUND PLC; K INVESTMENTS SH LIMITED; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; EMERGING MARKETS OPPORTUNITIES LR FUND; SQUADRA TEXAS LLC; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; VICTORIAN SUPERANNUATION FUND; THE TREASURER OF THE S OF J ON B OF THE S OF J

COMM INV FUND; ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S; EMERGING MARKETS EQUITY FUND S OF M P F WORLD FUNDS, LLC; NUVEST REAL RETURN MASTER FUND; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; ST STR  RUSSELL FUND GL EX-U.S. INDEX NON-LEND COMMON  TR FD; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD.; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; PANAGORA DIVERSIFIED ARBITRAGE MASTER FUND, LTD.; GUGGENHEIM MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF; 3G RADAR MASTER FIA; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; MALIKO INVESTMENTS LLC; STATE STREET IRELAND UNIT TRUST; THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY; KOPERNIK GLOBAL ALL CAP FUND; SPDR SP EMERGING MARKETS FUND; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; AQUILA EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; INTERVENTURE EQUITY INVESTMENTS LIMITED; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; MDPIM EMERGING MARKETS EQUITY POOL; SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; THE TIFF KEYSTONE FUND, L.P.; LEGAL  GENERAL GLOBAL EQUITY INDEX FUND; PGIM FUNDS PUBLIC LIMITED COMPANY; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L; NORMANDIE MASTER FUNDO DE INVESTIMENTO EM ACOES; LEGAL  GENERAL COLLECTIVE INVESTMENT TRUST; KNIGHTS OF COLUMBUS INTERNATIONAL EQUITY FUND; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA   E M E ETF; RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F; PIMCO EQUITY SERIES:PIMCO RAE FUNDAMENTAL EMERGING MARKETS F; PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND LLC; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND; KOPERNIK INTERNATIONAL FUND; 7IM EMERGING MARKETS EQUITY VALUE FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; GIVI GLOBAL EQUITY FUND; COLONIAL FIRST STATE INVESTMENT FUND 10; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA E

FUND LIMITED; CATHOLIC ENDOWMENT FUND, LP; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; FSS EMERGING MARKET EQUITY TRUST; THE BOARD OF THE PENSION PROTECTION FUND; GUIDEMARK EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF; NORTHERN TRUST UCITS FGR FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I; KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL REAL ASSET FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP; FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY; LEGAL  GENERAL ICAV; MM SELECT EQUITY ASSET FUND; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; OPPENHEIMER EMERGING MARKETS REVENUE ETF; OPPENHEIMER GLOBAL REVENUE ETF; STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU; RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND; BANCHORY LIMITED; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; THE COMMONWEALTH FUND; CADENCE GLOBAL EQUITY FUND L.P.; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; HELONA INVESTMENTS LLC; POWERSHARES PUREBETA FTSE EMERGING MARKETS PORTFOLIO; XINGO FIA; USAA MSCI EMERGING MARKETS VALUE MOMENTUM BLEND IN; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; MANUKA INVESTMENTS LLC; RBC EMERGING MARKETS VALUE EQUITY FUND; PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER; TJ-NONQUALIFIED, LLC; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; MSCI ACWI EX-U.S. IMI INDEX FUND B2; VERDE AM DIVIDENDOS MASTER FUNDO DE INVESTIMENTO EM ACOES; VERDE EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; VERDE AM ICATU PREVIDENCIA MASTER FIM PREVIDENCIARIO; VERDE AM STRATEGY II MASTER FUNDO DE INVESTIMENTO EM ACOES; VERDE AM UNIQUE LONG BIAS MASTER FIA; VERDE MASTER FI MULTIMERCADO; VERDE AM EHB FUNDO DE INVESTIMENTO EM ACOES; GREEN FUND, LLC; BONSUCEX HOLDING S.A.; SILVIO TINI DE ARAUJO.

CLÁUDIA LEITE TEIXEIRA CASIUCH

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.